                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                                 Hologic, Inc.
                                 -------------
                               (Name of Issuer)

                     Common Stock $.01 Par Value Per Share
                     -------------------------------------
                         (Title of Class of Securities)

                                   436440101
                                  ----------
                                (CUSIP Number)

                                 June 3, 1999
                                 ------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 436440101                   13G

===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SDI Investments, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,383,571
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,383,571
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,383,571
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN
------------------------------------------------------------------------------

CUSIP NO. 436440101                   13G

===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SDI Investments Liquidating Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,383,571
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,383,571
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,383,571
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO
------------------------------------------------------------------------------

                                   ITEM 1(A)

Name of Issuer:  The name of the issuer is Hologic, Inc. ("Hologic").

                                   ITEM 1(B)

Address of Issuer's Principal Executive Offices: The principal executive office of Hologic is located at 590 Lincoln Street, Waltham, Massachusetts 2154.

                                   ITEM 2(A)

Name of Person Filing: The reporting persons are SDI Investments, L.L.C., a Delaware limited liability company ("SDI") and its sole member SDI Investments Liquidating Trust, a Texas trust (the "Trust").

                                   ITEM 2(B)

Address of Principal Business Office: The address of SDI and the Trust is c/o The Sterling Group, Inc., Eight Greenway Plaza, Suite 702, Houston, Texas 77046,
Attn:  John Hawkins.

                                   ITEM 2(C)

Citizenship: SDI is organized in Delaware. The Trust has been formed under the law of the State of Texas.

                                   ITEM 2(D)

Title of Class of Securities: The class of securities of Hologic owned beneficially by SDI and the Trust is common stock, $.01 par value (the "Common Stock").

                                   ITEM 2(E)

CUSIP Number:  436440101

                                     ITEM 3

Not applicable.

                                     ITEM 4

Ownership:

(a) Amount Beneficially Owned: SDI and the Trust acquired beneficial ownership of 1,857,142 shares of Common Stock on June 3, 1999, when SDI acquired 1,285,714 shares and its wholly owned subsidiary acquired 571,428 shares. Effective June 10, 1999, SDI transferred

     473,571 of its shares to an independent third party, which reduced the amount of Common Stock beneficially owned by SDI and the Trust to 1,383,571 shares. As the sole member of SDI, the Trust may be deemed to beneficially own the Common Stock held by SDI and its subsidiary from time to time.

(b) Percent of Class: The percent of the class of Common Stock beneficially owned by the reporting persons was 12.2% during the period ranging from June 3, 1999 through June 10, 1999 (the "Period") and 9.1% thereafter.

(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: Not applicable.

     (ii) Shared power to vote or to direct the vote: From June 3, 1999, SDI and the Trust shared the power to vote or to direct the vote of 1,857,142 shares of Common Stock. From June 10, 1999, that number was reduced to 1,383,57 shares.

     (iii) Sole power to dispose or to direct the disposition of: Not applicable.

     (iv) Shared power to dispose or to direct the disposition of: From June 3, 1999, SDI and the Trust shared the power to dispose or to direct the disposition of 1,857,142 shares of Common Stock. From June 10, 1999, that number was reduced to 1,383,57 shares.

                                     ITEM 5

Ownership of Five Percent or Less of a Class: Not applicable.

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification: By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     June 14, 1999             SDI INVESTMENTS, L.L.C.


                                    By: /s/ Patrick D. de Maynadier
                                       -----------------------------
                                       Patrick D. de Maynadier
                                       President


Date:     June 14, 1999             SDI INVESTMENTS LIQUIDATING TRUST


                                    By: /s/ T. Hunter Nelson
                                       -----------------------------
                                       T. Hunter Nelson
                                       Trustee

                             JOINT FILING AGREEMENT

     The undersigned each agree that (i) the Statement on Schedule 13G relating to the Common Stock, $.01 par value, of Hologic, Inc. is adopted and filed on behalf on each of them, (ii) all future amendments to such Statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 14, 1999.

                         SDI INVESTMENTS, L.L.C.


                         By: /s/ Patrick D. de Maynadier
                            -------------------------------
                              Patrick D. de Maynadier
                              President


                         SDI INVESTMENTS LIQUIDATING TRUST


                         By: /s/ T. Hunter Nelson
                            -------------------------------
                              T. Hunter Nelson
                              Trustee